Exhibit 4.44

Capital Increase and Equity Transfer Agreement

                                                                 No.:

The Agreement is signed among the following parties on [    ] [    ] 2020:

Southern Airlines General Aviation Co., Ltd. (hereinafter referred to as “SAGA”), a company established and validly existing under the laws of PRC, its registered address is located at Room 306, Ancillary Building, People’s Government of Guishan Town, Zhuhai City, its legal representative is Li Er Bao, and its unified social credit code is 91440400323280545F.

China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines”), a company established and validly existing under the laws of PRC, its registered address is located at Room 301, 3/F, Office Building (Phase I), Guanhao Science and Technology Park, No. 12 Yuyan Road, Huangpu District, Guangzhou, its legal representative is Wang Chang Shun, and its unified social credit code is 91440000100017600N.

China Southern Power Grid Industry Investment Group Co., Ltd. (hereinafter referred to as “CSP Investment Group”), a company established and validly existing under the laws of PRC, its registered address is located at Rooms 201 & 202, No. 846 Dongfeng East Road, Yuexiu District, Guangzhou City, Guangdong Province, its legal representative is Shang Chun, and its unified social credit code is 91440101MA5CHUQD39.

Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership) (hereinafter referred to as “Shuangbai No. 1”), an enterprise established and validly existing under the laws of PRC, its registered address is located at Room 122-18, No. 26 Baiyun Road, Shangcheng District, Hangzhou City, Zhejiang Province. The appointed representative of the executive partners is Dai Yu Si, and the unified social credit code is 91330102MA2GY5W751.

China Southern Airlines Group Capital Holding Limited (hereinafter referred to as “Southern Airlines Capital”), a company established and validly existing under the laws of PRC, its registered address is located at Room 606, Southern Airlines Pearl Hotel, Airport 5th Road, New Airport South Work Area, Baiyun District, Guangzhou, its legal representative is Xie Bing, and its unified social credit code is 91440101MA59NW4888.

Zhuhai General Aviation Investment Partnership (Limited Partnership) (hereinafter referred to as “ZGA”), a limited partnership established and validly existing under the laws of PRC/foreign countries, its registered address is located at Room 105-72001 (Centralized Office Area), No. 6 Baohua Road, Hengqin New District, Zhuhai City. The representative appointed by the executive partners is Li Er Bao, and the unified social credit code is 91440400MA55GUKM7Q.

(CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA are hereinafter collectively referred to as the “Investors”)

WHEREAS:

1. As of the date of this Agreement, the registered capital of SAGA is RMB1, 000, 000, 000 (hereinafter referred to as the “Original Registered Capital”), and China Southern Airlines holds 100% of its equity.

2. According to the Assets Appraisal Report on the Value of All Shareholders’ Equity of Southern Airlines General Aviation Limited Involved in the Strategic Investors to be Introduced by Southern Airlines General Aviation Limited (ZSZYPBZ [2020] No.010004) (hereinafter referred to as the “Asset Appraisal Report”) issued by Zhongshui Zhiyuan Assets Appraisal Co., Ltd., as of 30 November 2019 (hereinafter referred to as the “Appraisal Base Date”), the appraised value of the total assets of SAGA were RMB2,438,321,600, and the appraised value of the net assets were RMB1,489,118,400.

3. On 4 August 2018, SAGA was included in the list of “Double Hundred Action” enterprises in the “Double Hundred Action” Work Plan for SOE Reform issued by ASAC. According to the shareholder decision made by the shareholders of SAGA and the Implementation Plan of Mixed-ownership Reform of Southern Airlines General Aviation Co., Ltd. approved by China Southern Air Holding Company Limited, SAGA and China Southern Airlines publicly listed on China Beijing Equity Exchange to solicit prospective investors and implement the mixed-ownership reform of SAGA (hereinafter referred to as the “Mixed Reform”).

4. CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA intend to participate in the Mixed Reform. CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA respectively subscribed for RMB68.88 million, RMB97.14 million, RMB68.88 million and RMB107.38 million of the newly increased registered capital of RMB342.28 million of SAGA (hereinafter referred to as the “Capital Increase”), and CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital respectively received the corresponding equity of RMB65.42 million, RMB92.28 million and RMB65.42 million of China Southern Airlines in SAGA’s Original Registered Capital (hereinafter referred to as the “Equity Transfer”, together with the “Capital Increase”, referred to as the “Investment”).

NOW THEREFORE, the Parties have reached the following agreement to be mutually observed through friendly negotiation and based on the principle of cooperation and mutual benefit:

Article 1 Investment Arrangements

1. The registered capital of SAGA increased from RMB1,000 million to RMB1,342.28 million, and CSP Investment Group subscribed for the registered capital of SAGA with RMB102,576,096 to increase its capital by RMB68.88 million, of which RMB68.88 million was included in the registered capital and RMB33,696,096 was included in the capital reserve. Meanwhile, CSP Investment Group accepted RMB65.42 million of China Southern Airlines in SAGA’s Original Registered Capital (accounting for 6.542% of SAGA’ equity before the Capital Increase) at a price of RMB97,423,464. CSP Investment Group paid the above Capital Increase and the Equity Transfer price in cash.

Shuangbai No. 1 subscribed for the registered capital of SAGA with RMB144,660,888 to increase its capital by RMB97.14 million, of which RMB97.14 million was included in the registered capital and RMB47,520,888 was included in the capital reserve. And Shuangbai No. 1 accepted RMB92.28 million of China Southern Airlines in SAGA’ Original Registered Capital (accounting for 9.228% of SAGA’ equity before the Capital Increase) at a price of RMB137,423,376. Shuangbai No. 1 paid the above Capital Increase and Equity Transfer price in cash.

Southern Airlines Capital subscribed for the registered capital of SAGA with RMB102,576,096 to increase its capital by RMB68.88 million, of which RMB68.88 million was included in the registered capital and RMB33,696,096 was included in the capital reserve. And Southern Airlines Capital accepted RMB65.42 million of China Southern Airlines in SAGA’ Original Registered Capital (accounting for 6.542% of SAGA’ equity before the Capital Increase) at a price of RMB97,423,464. Southern Airlines Capital paid the above Capital Increase and Equity Transfer price in cash.

ZGA subscribed for the registered capital of SAGA with RMB159,910,296 to increase its capital by RMB107.38 million, of which RMB107.38 million was included in the registered capital and RMB52,530,296 was included in the capital reserve. ZGA paid the above Capital Increase in cash.

2. After completing the Investment, according to the contract, China Southern Airlines, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA hold 57.9%, 10.0%, 14.1%, 10.0% and 8.0% equity of SAGA, respectively.

3. The price of the Investment is based on the appraisal value of the owner’s equity of SAGA in the Asset Appraisal Report, and is finally determined according to the listing-for-sale results of SAGA and China Southern Airlines on China Beijing Equity Exchange.

Article 2 Payment of Capital Increase and Equity Transfer Price and Handling of Relevant Procedures

1. The deposits paid by CSP Investment Group, Shuangbai No.1 and Southern Airlines Capital to China Beijing Equity Exchange for the Capital Increase and the Equity Transfer shall be converted into part of the Capital Increase and Equity Transfer accordingly from the effective date of the Agreement, and shall transfer to the following designated bank accounts (hereinafter referred to as the “Designated Accounts”) of SAGA and China Southern Airlines respectively after the issuance of relevant Capital Increase Certificates (containing equity transfer matters) by China Beijing Equity Exchange:

SAGA

Account Name: Southern Airlines General Aviation Co., Ltd.

Account No.: 44001646237053003110

Opening Bank: China Construction Bank, Zhuhai Jiuzhou Sub-branch

China Southern Airlines

Account Name: China Southern Airlines Company Limited

Account No.: 3602005029200124934

Opening Bank: Industrial and Commercial Bank of China, Guangzhou Liuhua Sub-branch

2. CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital shall, within thirty (30) working days after the Agreement comes into effect, pay the remaining Capital Increase and Equity Transfer price after deducting the deposit to the Designated Accounts of SAGA and China Southern Airlines as agreed in Item 1 of this Article, respectively.

ZGA shall fulfill the obligation to pay the paid-in capital contribution of RMB159,910,296 for the total Capital Increase within three (3) months after the Agreement comes into effect. ZGA shall pay the capital increase price to the Designated Account of SAGA as agreed in Item 1 of this Article.

3. After SAGA and China Southern Airlines receive all the Capital Increase and Equity Transfer prices respectively paid by CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital for the Investment, the Parties shall cooperate with SAGA to complete the industrial and commercial change registration of the Investment and complete the signing of the required documents within ten (10) working days after receiving SAGA’s written notice. SAGA shall complete the industrial and commercial change registration of the Investment within thirty (30) days after SAGA and China Southern Airlines receive the full Capital Increase and Equity Transfer price paid by CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital respectively, and the Parties have already provided all the documents necessary for industrial and commercial change registration.

4. Taxes and fees involved in the Investment shall be borne by the Parties according to the requirements of relevant laws and regulations. Other expenses other than taxes and fees involved in the Capital Increase and the Equity Transfer shall be borne by the relevant parties that incur such expenses.

Article 3 Profit and Loss Arrangement during Transition Period

1. The Parties agree that from the date of completion of the industrial and commercial change registration of the Investment, the Investors shall enjoy shareholders’ rights and interests and assume shareholders’ obligations in accordance with the Articles of Association of SAGA.

2. During the period from the Appraisal Base Date (i.e. 30 November 2019) to the date of completion of the industrial and commercial change registration of the Investment (hereinafter referred to as the “Transition Period”), the profit and loss of SAGA shall be shared and borne by all shareholders according to their shareholding percentage after the completion of the Investment.

Article 4 Corporate Governance

1. After the Investment, the Parties firmly supported the leadership of the Communist Party of China. In strict accordance with the provisions of the Constitution of the Communist Party of China, SAGA has established the Party’s working organization to ensure the necessary conditions for the normal activities of the Party organization. The Party Committee plays a leading role and performs its duties according to the Constitution of the Communist Party of China and the Regulations on the Work of Grassroots Organizations of State-owned Enterprises of the Communist Party of China (Trial).

2. After the Investment, the Board of Directors of SAGA consists of 7 board members, including 4 appointed by China Southern Airlines, 1 appointed by Shuangbai No. 1, 1 appointed by CSP Investment Group and 1 appointed by Southern Airlines Capital. The Chairman is nominated by China Southern Airlines and elected by the Board of Directors. The legal representative shall be the Chairman of the Board of Directors.

The term of office of a director is three (3) years. After the term of office expires, the director may be re-elected after being re-appointed by each shareholder. During the term of office of a director, the shareholder appointing the director may change such appointment in advance.

3. After the Investment, the Board of Supervisors of SAGA consists of 3 supervisors, including 2 appointed by China Southern Airlines and 1 employee representative supervisor, who are democratically elected by the employee representative meeting. The term of office of a supervisor is three (3) years. After the expiration of the term of office, supervisors may be re-elected upon further appointment by shareholders and democratic election by employees.

4. The General Manager of SAGA shall be nominated by China Southern Airlines and appointed or dismissed by the Board of Directors. Other shareholders have the right to recommend and other officers shall be selected by the Board of Directors.

5. The Parties agree that the above-mentioned changes of Board of Directors, Board of Supervisors and senior officers shall be submitted to the competent industrial and commercial department for industrial and commercial change registration together with the Capital Increase and the Equity Transfer.

6. On the premise that the cash flow meets the production and operation needs of SAGA, the Parties agree to distribute profits at not less than 30% of the distributable profits of SAGA every year, and the profit distribution shall be implemented after the resolution and decision of the shareholders meeting.

7. Other matters concerning the governance of SAGA shall be subject to the provisions of the Articles of Association attached hereto. If any provisions of the Articles of Association are inconsistent with the Agreement, the provisions of the Articles of Association shall be revised accordingly after the resolution of the shareholders meeting.

Article 5 Particular Rights and Obligations

1. Investors promise that within 36 months (hereinafter referred to as the “Lock-in Period”) from the date of completion of the industrial and commercial change registration of the Investment (subject to the date when the competent industrial and commercial department issues the Notice of Approval of Change Registration), they will not transfer their shareholding in SAGA directly or indirectly to any third party other than the shareholders of SAGA without the consent of the shareholders of SAGA representing more than one-half of the voting rights of the shareholders (including Southern Airlines), unless otherwise agreed by the Parties.

China Southern Airlines promises not to transfer its direct or indirect equity in SAGA to any third party during the Lock-up Period unless it is approved in writing by at least one other shareholder unrelated to China Southern Airlines.

During the period when the Investors hold equity in SAGA, none of the shareholders shall provide external guarantees, repay debts, entrust them to any third party for custody or create any other third party rights without the unanimous consent of all the shareholders.

2. After the expiration of the Lock-up Period, the shareholders of SAGA shall have the right to transfer their shares in accordance with the Company Law and the Articles of Association then in force and the remaining shareholders shall have the preemptive right according with the law.

3. During the period when the Investors and China Southern Airlines hold euiqty in SAGA, if SAGA carries out share restructuring or applies for public offering and listing (except on the National Equities Exchange and Quotations (NEEQ)), the Investors and China Southern Airlines unconditionally agree to lock in their equity in SAGA in accordance with the requirements of the Company Law, China Securities Regulatory Commission (CSRC) and relevant laws, regulations and rules at home and abroad.

4. After the completion of the Investment, SAGA will gradually standardize and improve in accordance with the provisions of relevant laws, regulations and normative documents on the listing of enterprises. The Parties will actively cooperate. On the premise that SAGA meets the conditions for public offering of shares and listing application, the Parties should fully support SAGA to list as soon as possible.

5. The Investors shall not sign concerted action agreements with shareholders other than China Southern Airlines during the period of holding equity in SAGA, and shall not seek the status of actual controller of SAGA in any form. Once the Investors and/or their related parties purchase (regardless before or after the listing of SAGA) any number of shares of SAGA through any means, when the equity of SAGA held or controlled by the Investors (the equity of SAGA held by the Investors and their related parties shall be combined for the purpose of calculation) reaches 30% or the difference between the equity of SAGA held by China Southern Airlines is equal to or less than 5%, such Party and/or any of its related parties shall obtain the written consent of China Southern Airlines before making such purchases.

Article 6 Representations and Warranties

1. Each Party hereto represents and warrants to the other Party that:

(1) All the representations and warranties made by the Parties are true, complete and accurate;

(2) Each party is an enterprise qualified as a legal person under Chinese or foreign law and established and validly existing under Chinese or foreign law, and has full rights to dispose of its assets independently;

(3) Each Party has all the rights, authorizations and approvals necessary to enter into this Agreement and to fully perform its obligations hereunder;

(4) Neither the execution hereof nor the performance of its obligations hereunder will conflict with, violate or be bound by any of its articles of association, signed agreements and obtained licenses, or result in its violation or need to obtain the judgment, ruling, order or consent from any court, government department or regulatory authority. This Agreement shall be legally binding upon its effectiveness.

2. The Investors make the following further guarantees and commitments to China Southern Airlines and SAGA:

(1) The Investors have a good business credibility without any records of illicit operations and no litigation, arbitration or administrative penalty or other circumstances that affects its shareholding operation or causes significant social impact;

(2) The Investors’ legal representatives, directors, supervisors and senior management/executive partners and their appointed representatives have no criminal records;

(3) The Investors have a good financial position and payment capacity, and the investment price of the capital increase and equity transfer is self-owned funds, and there are no financial products, asset management plans, trust plans or other fund collection plan from any asset management companies, trust institutions or other credit platforms, etc.;

(4) The Investors comply with the conditions for investor qualification and conditions for capital increase and equity transfer as announced on the Beijing Equity Exchange.

3. China Southern Airlines and SAGA make the following further guarantees and commitments to Investors:

(1) China Southern Airlines commits to waive the pre-emptive right for the capital increase;

(2) China Southern Airlines and SAGA have a good business credibility without any records of illicit operations and no litigation, arbitration or administrative penalty or other circumstances that affects its operation on an ongoing basis or causes significant social impact;

(3) The legal representatives, directors, supervisors and senior management personnel of China Southern Airlines and SAGA have no criminal records;

(4) From the date of signing this Agreement to the date when the industrial and commercial modification registration of the investment is completed, China Southern Airlines shall ensure that SAGA will maintain its operation in the normal business practice and will not commit any act that causes or may cause any significant adverse change in the business, operation or finance of SAGA.

Article 7 Liability for Breach of Contract

1. Except as otherwise agreed herein, if either party suffers any loss incurred by the non-breaching party due to any breach hereof, it shall compensate the non-breaching party for the loss, and bear any expenses thus paid by the non-breaching party, including but not limited to attorney fee, litigation fee, forensic fee, notarial fee, travel fee, fee charged by a third-party institution and any other expenses.

2. After the effective date hereof and on the premise that China Southern Airlines and SAGA fully perform the Agreement, if the Investors fail to pay the capital increase (or equity transfer price) as scheduled according to the Agreement, the Investor shall pay SAGA (or China Southern Airlines, if it is equity transfer price) liquidated damages at the rate of 5/10,000 of the capital increase subscription price (or equity transfer price) payable on each overdue day, and SAGA and China Southern Airlines have the right to require deduction of the liquidated damages payable by the breaching party from the deposit that has been collected. If the losses incurred by SAGA and China Southern Airlines exceed the liquidated damages, they shall be entitled to request the defaulting party to bear the excess losses.

3. If any party delays in signing or providing the approval and registration formalities of the industrial and commercial department and other departments related to the investment due to violation of Article 2, the breaching party shall pay the non-breaching party liquidated damages at the standard of 5/10,000 of the total investment price paid by the breaching party for the capital increase and equity transfer (in the case of SAGA and China Southern Airlines, it will subject to the amount collected) for each overdue day. If the resulting losses exceed the liquidated damages, the non-breaching party shall be entitled to require the breaching party to bear the excess losses.

4. In case any party breaches the obligations stipulated in Article 5, the breaching party shall pay the non-breaching party liquidated damages equivalent to 30% of the total amount of the investment price paid by the breaching party for the capital increase and equity transfer. If the losses thus incurred by the breaching party exceed the liquidated damages, the non-breaching shall be entitled to require the breaching party to bear the excess losses. In addition:

(1) If the Investors violate the obligations stipulated in Item 5 of Article 5, the Investors shall return all the proceeds from holding the stock rights of SAGA to SAGA, and shall be liable for compensation if any loss is caused to SAGA or any other shareholder.

(2) In the event that an Investor violates the equity purchase as prescribed in Item 5 of Article 5, the Investor shall unconditionally terminate the concerted action agreements and/or restore the equity to the pre-purchase proportion within 90 days from the date of receiving the written notice of SAGA. If it is overdue, the Investor shall, on each overdue day, pay SAGA liquidated damages at the rate of 5/10,000 of the total investment price paid for the capital increase and equity transfer.

Article 8 Confidentiality Obligations

1. Unless otherwise agreed herein, each party shall try its best to keep confidential all the business information, data and/or documents of the other Party obtained due to performance hereof in various forms, including the Agreement and any supplementary agreement, revised documents, relevant commitment letter of the Agreement and other possible cooperation matters of the Parties. Each Party shall limit access to such information to its employees, agents, suppliers, etc. as may be necessary to perform its obligations hereunder.

2. The above restrictions shall not apply to:

(1) Materials and information that have become generally available to the public at the time of disclosure;

(2) The Confidential Information has become available to the public not due to reasons attributable to the Receiving Party;

(3) The receiving Party can demonstrate that it has acquired the information prior to its disclosure and is not directly or indirectly obtained from others;

(4) Either party is obliged to disclose the above confidential information to relevant government departments as required by law, or to its employees, representatives, agents, consultants or lawyers as required by its normal operation (provided, however, that the said employees, representatives, agents, consultants or lawyers are obligated to keep the confidential information);

(5) The disclosure made by any one party to its bank and/or other financing institution in the context of its normal business.

3. The provisions of the Chapter shall remain in force regardless of the termination hereof.

4. In case of any other confidentiality agreement or letter of commitment signed between the Investor and SAGA, if the Agreement conflicts with the confidentiality agreement or letter of commitment made by the Parties, the confidentiality agreement or letter of commitment shall prevail.

Article 9 Force Majeure

1. “Force Majeure” shall mean any event which is beyond the control of the Parties or one Party hereto, and which is unforeseeable, or unavoidable though foreseeable and which occurs after the execution hereof and renders any Party unable to perform all or part hereof. Force majeure includes but is not limited to strikes, employee riots, explosions, fires, epidemics, floods, earthquakes, hurricanes and/or other natural disasters and wars, civil commotion, vandalism, expropriation, confiscation, acts of government sovereignty, changes in law or failure to obtain government approval for matters or inability of the Parties to continue cooperation due to relevant mandatory government regulations and requirements, and occurrence of other major incidents or emergencies.

2. In the event of a force majeure event, the party whose performance hereunder is impeded shall notify the other party without delay in the most convenient manner and provide the other party with a detailed written report of such event within fifteen (15) days of the occurrence of the force majeure event. A Party affected by a force majeure shall take all reasonable steps to eliminate the effect of the force majeure and reduce the loss caused to the Parties by the force majeure. According to the impact of force majeure event on the performance hereof, each party shall decide whether to terminate or postpone the performance hereof, or partially or completely relieve the hindered party of its obligations hereunder.

Article X Notice

1. Notices and written documents hereunder shall be delivered by hand, facsimile or courier mail to the addresses and numbers shown below, unless either party has notified the other parties in writing of the changed addresses and numbers. In the case of a notice sent by courier mail, the notice shall be deemed to have been delivered 5 days after mailing, or on the following day of delivery if sent by personal delivery or facsimile. If it is sent by fax, the original copy shall be mailed by express mail or delivered by hand to other parties immediately after sending.

China Southern Airlines:

Address: China Southern Airlines Building, No.68 Qixin Road, Baiyun District, Guangzhou

Attn: Wang Hongdan

Tel: 020-86134751

Fax: 020-86658984

SAGA:

Contact person: Fu Kui

Address: No. 163, Shihua West Road, Xiangzhou District, Zhuhai

Tel: 0756-3365087

Fax: 0756-3334984

CSP Investment Group:

Address: No.11, Kexiang Road, Science City, Huangpu District, Guangzhou City, Guangdong Province

Attn: Chen Haiqiang

Tel: 13503064551

Shuangbai No.1:

Address: National Reform Double Hundred Development Fund, No.856, Block B, Enfei Technology Building, No. E12 Fuxing Road, Haidian District, Beijing

Attn: Xu Wenjie

Tel: +86 151 1000 1483

Fax: +86 (10) 8865 6500

Southern Airlines Capital:

Contact: Shi Chaomin

Address: 16/F, Southern Airlines Building, No. 68 Qixin Road, Baiyun District, Guangzhou

Tel: 020-86130432

Fax: 020-86121507

ZGA

Address: Office 415,SAGA Office Building, No.163 Jida Shihua West Road, Xiangzhou District, Zhuhai

Attn: Feng Qijun

Tel: 13926927993

Article 11 Supplementary Provisions

1. Any changes hereto shall be agreed to by the Parties involved in writing through amiable negotiation, and shall constitute an integral part hereof, which shall prevail.

2. Any breach or delay by a party hereto in relation to any other party shall not be deemed to be a waiver of such party’s rights and powers, nor shall it impair, affect or restrict all rights and powers enjoyed by such party pursuant hereto and applicable laws and regulations of China.

3. The invalidity, nullity and unenforceability of any provision hereof shall not affect or impair the validity, nullity and enforceability of the remaining provision.

Article XII Dispute Resolution and Others

1. The interpretation and performance hereof and the settlement of disputes shall be governed by the laws of China.

2. Any dispute arising out of or in connection herewith shall be settled by the Parties hereto in an expeditious manner via amicable negotiation; if such negotiation fails, either party may file a lawsuit to the people’s court with jurisdiction.

3. The Agreement is an integral part of the Appendix, which shall have the same legal effect as the main body hereof.

4. The Agreement shall come into effect after being sealed by the Parties and signed by the legal representative/managing partner or authorized representative.

5. The Agreement is made in four copies, two copies for each party, one copy for industrial and commercial registration and one copy for the record of China Beijing Equity Exchange, each copy has the same legal effect.

List of Attachments:

Annex 1. Articles of Association of Southern Airlines General Aviation Co., Ltd.

(This page is the signature page of the “Capital Increase and Equity Transfer Agreement” (No. [ ]) of China Southern Airlines, SAGA, CSP Investment Group, Shuangbai No.1, Southern Airlines Capital and ZGA, with no text)

China Southern Airlines: China Southern Airlines Company Limited (seal)

Legal representative/authorized representative (signature):

SAGA: Southern Airlines General Aviation Co., Ltd. (seal)

Legal representative/authorized representative (signature):

CSP Investment Group: China Southern Power Grid Industry Investment Group Co., Ltd. (seal)

Legal representative/authorized representative (signature):

Shuangbai No.1: Guoxin Shuangbai No.1 (Hangzhou) Equity Investment Partnership (Limited Partnership) (Seal)

Appointed representative/authorized representative of Executive Partner (signature)

Southern Airlines Capital: China Southern Airlines Group Capital Holding Limited (seal)

Legal representative/authorized representative (signature):

ZGA: Zhuhai General Aviation Investment Partnership (Limited Partnership) (Seal)

Appointed representative/authorized representative of Executive Partner (signature)